Exhibit 99.4

NICE Fizzback Voice of the Customer Solution Deployed by
Severn Trent Water for Improving Customer Experience and
Regulatory Compliance

NICE Fizzback enables one of the UK’s leading utility companies to increase customer satisfaction while adhering to water service regulations

Ra’anana, Israel, June 19, 2012, NICE (NASDAQ: NICE) announced today that Severn Trent Water, a leading utility company in the UK, has been using the NICE Fizzback Voice of the Customer (VoC) solution since 2011 to improve customer satisfaction and demonstrate service level compliance to OFWAT, The Water Services Regulation Authority.

Severn Trent Water serves over eight million customers across the UK. To provide its customer base with an exceptional customer experience and adhere to OFWAT’s service incentive mechanism (SIM), the company deployed the NICE Fizzback solution in its contact center. The solution has been integrated with its SMS and IVR systems and immediately generates a customer feedback survey after the customer interaction.

OFWAT’s SIM is designed to encourage water companies to provide quality service to customers. The SIM score measures, both quantitatively and qualitatively, the experience of customers who have contacted their water company to make a complaint or report a service failure, as well as for more routine transactions such as paying their bill or other enquiries. Quantitative measurements are based on the number of customer interactions expressing dissatisfaction and qualitative measurements are determined by a customer experience survey. By deploying NICE Fizzback, Severn Trent Water is able to gather the necessary information from its customer interactions to enhance its service levels and increase revenues while effectively complying with SIM guidelines.

The NICE Fizzback VoC offering is a real-time operational solution. It sends consumer requests for feedback relating to a specific interaction or transaction via mobile or online. Consumers are engaged immediately after their interaction with the organization, for example, following a call to the contact center, after visiting a website, using a mobile application, or visiting a branch or point of sale (POS). The feedback is analyzed by the system to determine a relevant response, and automatically conducts a dialog with the consumer in natural language rather than in survey format. The NICE Fizzback solution can result in up to 50 percent response rates, well above industry norms of less than 10 percent. The high response rates enable companies to deliver quality and statistically valid inputs to each relevant individual in the organization for prompt action, thus improving customer satisfaction and operational efficiency, and making the solution a strategic part of daily operations.

“NICE Fizzback is a good way for us to get an accurate understanding of the whole voice of the customer. The solution is helping us dramatically improve our customer experience,” explained Tim Aucott, Business Change and Support General Manager, Customer Relations, at Severn Trent Water. “We are leveraging NICE Fizzback to bring customers to the center of everything we do and improve our customer service further.”

“We are very excited that NICE Fizzback has been instrumental in helping Severn Trent Water enhance its customer satisfaction levels and meet its necessary compliance obligations. Our support for Severn Trent Water demonstrates how the NICE customer feedback solution can help utility companies offer a superior customer experience, increase customer loyalty, improve operational efficiency and employee performance, and mitigate compliance risks,” said Rob Keve, Managing Director of NICE Customer Experience Management solutions.

The NICE Enterprise Offering enables organizations to impact every customer interaction with targeted solutions for enhancing the customer experience, increasing service-to-sales revenue, streamlining operational efficiency, and complying to policies and regulations. Driven by real-time, cross-channel analytics – including speech analytics, text analytics, feedback analytics, web, and social media analytics – and coupled with real-time decisioning and guidance, NICE Enterprise solutions are implemented by contact centers of all sizes, branch networks, retail stores, trading floors, and back office operations.

About Severn Trent Water
Severn Trent Water serves over eight million customers across the heart of the UK, stretching from the Bristol Channel to the Humber, and from mid-Wales to the East Midlands. Severn Trent Water is a member of the Severn Trent Group of companies. Severn Trent plc. is an international utility services and environmental solutions company. For more information, visit www.stwater.co.uk.

About NICE
NICE (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Keve, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1 212 574 3635 (ET)
Anat Earon-Heilborn
+972 9 775 3798 (CET)
NICE Systems Ltd.
ir@nice.com